By EDGAR

November 21, 2024

Valeria Franks and Angela Lumley
U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE
Washington, D.C. 20549-0405

Re:	CVS Health Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-01011

Dear Mses. Franks and Lumley:

CVS Health Corporation (the “Company”) is responding to the comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 19, 2024 on the above referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Statements of Operations, page 109

1.	Please remove dividends declared per share from your consolidated statements of operations and instead present this information in your consolidated statements of stockholders' equity and/or footnotes. Similarly revise your Forms 10-Q and earnings releases. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-10532.

We acknowledge the Staff’s comment and respectfully submit that the Company will remove dividends declared per share from its consolidated statements of operations in future filings of Forms 10-K, Forms 10-Q and earnings releases. The Company will instead present this information in its consolidated statements of shareholders’ equity or the footnotes to the consolidated financial statements in future filings.

If you have any additional questions or comments, please do not hesitate to contact me at thomas.cowhey@cvshealth.com.

Very truly yours,

/s/ Thomas F. Cowhey

Thomas F. Cowhey

Executive Vice President and Chief Financial Officer

cc:   James D. Clark, Senior Vice President, Controller and Chief Accounting Officer

Samrat S. Khichi, Executive Vice President, Chief Policy Officer and General Counsel

Kristina V. Fink, Senior Vice President, Chief Governance Officer and Corporate Secretary

Lona Nallengara, Allen Overy Shearman Sterling US LLP